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SECU... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 N. University Drive, Suite 250
(No. & Street)

Tamarac	Florida	33321
(City)	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Bertucelli, FINOP and Registered Principal - 954-580-0880
Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth Kubinec, CPA
(Name- if individual last, first middle names)

520 NW 8 Street	Pompano Beach	Florida	33060
(Address)	(City)	State	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

• *Claims for exemption from the requirement that the annual report be covered by the opinion* of an independent public accountant ***must*** *be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1, Daniel L. Bertucelli, FINOP and Registered Principal • swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc. • as of December 31 2008 • are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary unerest in any account chissified soky as that of a customer, except as follows:

___

___

___



Signature

President

Title



Notary Public

Signed this 24 of Feb, 2009.


R. ELISA LUNA
Notary Public - State of Florida
My Comm. Expires Oct 27, 2012
Commission # DD 834464
Bonded Through National Notary Assn.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- [ ] (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 **and the** Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (1) An Oath of Affirmation
- [ ] (m) A copyof the SIPC Supplemental Report
- [ ] (n) A report describing any, material inadequacies found to exist or found to **have existed since the date of the previous audit.**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Double Eagle Securities of America, Inc.

FINANCIAL STATEMENTS
FOR THE YEAR ENDING December 31, 2008

With Independent Auditors' Report Thereon

Kenneth Kubinec, CPA
520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302

Kenneth Kubinec
Certified Public Accountant

520 NE 8th Street
Pompano Beach, FL 33060
(954) 942-7302
Fax (954) 942-7304

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Double Eagle Securities of America, Inc.:

I have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2008 and the related statement of income, cash flows, statement of shareholders equity, computation of net capital and basic net capital requirement for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

The audit of Double Eagle Securities of America, Inc was conducted to assure compliance with NASD Rule 17a-5, which requires an annual audit of every Broker or Dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934. The audit of the company's books and records disclosed no material differences between the company's records and its quarterly Focus Report, Part IIA as of December 31, 2008.

In my opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of Double Eagle Securities of America, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



Kenneth Kubinec
Certified Public Accountant
Lic. AC0030444

Pompano Beach, Florida
February 24, 2009

Double Eagle Securities of America, Inc.

Balance Sheet

as of December 31, 2008

ASSETS

Current Assets		
Wachovia Checking Account	1,099	
E*TradeBank Savings Account	41,973	
E*TradeBank Money Market Account	7,993	
Total Current Assets		51,065
Investments (Note 2)		4,916
Fixed Assets		
Furniture, Fixtures & Equipment	1,587	
Accumlated Depreciation	(996)	
Total Fixed Assets		591
TOTAL ASSETS		56,572

LIABILITIES & EQUITY

Current Liabilities		
Payroll Tax Payable	60	
Total Liabilities		60
Equity		
Capital Stock	8,500	
Retained Earnings (Note 3)	48,012	
Total Equity		56,512
TOTAL LIABILITIES & EQUITY		56,572

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Income Statement

for the period January 1, 2008 thru December 31, 2008

Revenues		
Commission Income	21,101	
Total Income		21,101
Operating Expenses		
Bank Charges	91	
CEU Cost	40	
Commissions	2,202	
Depreciation Expense	227	
Dues & Subscriptions	150	
Licenses & Permits	1,160	
Payroll Expenses	12,200	
Payroll Taxes	998	
Professional Fees	925	
Total Expenses		17,993
Net Income from Operations		3,108
Other Income & Losses		
Interest Income	1,733	
Unrealized Losses (Note 2) (200 Shs of Nasdaq OMX Group)	(1,084)	
Total Other Income & Losses		649
Net Income		3,757

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Cash Flows

for the period January 1, 2008 thru December 31, 2008

Cash Flow from Operations		
Net Income		3,108
Adjustments to Reconcile to Cash		
Depreciation Expenses	227	
Decrease in Nontrade Receivable	3,386	
Increase in Liabilities	60	
Interest Income	1,733	
Net Cash Flow From Operations		8,514
Cash Flow from Financing		
Shareholder Distributions	(11,250)	
Net Cash Flow From Financing		(11,250)
Net Change-Cash & Equivalents		(2,736)
Beginning Cash & Equivalents		53,801
Ending Cash & Equivalents		51,065

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Statement of Stockholders' Equity

for the period January 1, 2008 thru December 31, 2008

Capital Stock		8,500
Retained Earnings January 1, 2008	55,505	
Net Income for the Year	3,757	
Shareholders Distributions	(11,250)	
Retained Earnings December 31, 2008		48,012
Ending Shareholders Equity		56,512

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Computation of Net Capital
&
Basic Net Capital Requirement

as of December 31, 2008

Computation of Net Capital		
Total Equity		56,512
Total Qualified Equity for Net Capital		56,512
Total Capital & Allowable Liabilities		56,512
Net Capital Before Haircuts on Securities Positions		56,512
Haircuts on Securities Positions	(737)	
Net Capital		55,775
Compution of Basic Net Capital Requirement		
Minimum Net Capital Requirement		(40)
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital Requiremnet		50,775
Excess Net Capital at 1000%		55,769

See Accompanying Notes to Financial Statements

Double Eagle Securities of America, Inc.

Notes to the Financial Statement

1. Significant Accounting Policies

a. Double Eagle Securities of America, Inc., a Florida corporation, was formed in 1997 for the purpose of selling investments to the general public. It commenced activities in 1998 and is duly licensed by the State of Florida, Department of Banking and Finance, registered with the Securities and Exchange Commission, and a member of the National Association of Security Dealers.

b. The Company holds no customer funds and all investor payments are made directly to the investment companies, as such, it claims an exemption under SEC Rule 15c3-3(k)(1). Double Eagle Securities of America, Inc. is a subscription based Broker/Dealer dealing only in investment company shares.

c. Revenues consist entirely of commission received from various investment companies. Revenues are recognized when earned, which is defined as when customer funds are received by the investment company, and expenses are recognized as incurred. As of December 31, 2008, the Company had no trade receivables, and its only liability was for payroll taxes.

2. Investments

In 2006 the Company exercised warrants and purchased 200 shares of stock in The Nasdaq OMX Group, Inc. at a cost of $6,000.00. On December 31, 2008 the security closed on the open market at $24.58. With an aggregate cost of $30.00 a share, the investment has an unrealized loss of $1,084.00. Management has reported this investment at fair value, with the unrealized loss reported on the income statement as a reduction in net income.

(Continued)

Notes to the Financial Statement

3. Computation of Retained Earnings

The Company began the year with retained earnings of $55,505. It reported net income for the year of $3,757 for 2008. Distributions to shareholder's during the year amounted to $11,250, resulting in retained earnings of $48,012.

4. Statement on Material Inadequacies

Pursuant to SEC Rule 17a-5(a), Double Eagle Securities of America, Inc. is required to maintain a net capital requirement of $5,000. The company calculates its net capital requirement using the basic method and has maintained the required net capital through the year. The company ended the year with a net equity position of $56,512. The audit of the financial records of Double Eagle Securities of America, Inc. found no material inadequacies in the book nor records of the company that materially affected the net capital requirements, nor differ from those reported pursuant to SEC Rule 17a-5(a).